Exhibit 99.1

RADWARE ANNOUNCES FOURTH QUARTER AND FULL YEAR 2018 EARNINGS

Fourth Quarter 2018 Results and Financial Highlights
•	Record Revenues of $64 Million, up 9% from the fourth quarter of 2017
•	Non-GAAP operating income and margin of $9.8Million and 15%, respectively
•	Non-GAAP EPS of $0.24 GAAP EPS of $0.16

Full Year 2018 Results and Financial Highlights
•	Record Revenues of $234 Million, up 11% from 2017
•	Non-GAAP operating income and margin of $22 Million and 9.2%, respectively
•	Non-GAAP EPS of $0.55; GAAP EPS of $0.25
•	Operating cash flow of $49 million

TEL AVIV, ISRAEL, FEBRUARY 6, 2019 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter and year ended December 31, 2018.

“We are pleased with our strong results for the fourth quarter, concluding a strong year that exceeded our expectations. Revenue growth, profitability and cash generation have all markedly increased from 2017. We continued to execute our strategy, focusing on datacenter and cloud, and delivered on our goals. Our portfolio is the widest and most advanced it has ever been, reflecting innovative technology leadership and a close alignment to customer needs, especially given our focus on subscriptions and cloud security solutions. We look forward to the opportunities ahead of us in 2019 and beyond.” said Roy Zisapel, Radware President & CEO.

Financial Highlights for the Fourth Quarter of 2018

Revenues for the fourth quarter of 2018 totaled $63.8 million, up 9% from revenues of $58.5 million for the fourth quarter of 2017:

•	Revenues in the Americas region were $27.7 million for the fourth quarter of 2018, down 4% compared to revenues of $28.7 million in the fourth quarter of 2017.

•	Revenues in the EMEA region were $23.2 million for the fourth quarter of 2018, up 53% from revenues of $15.1 million in the fourth quarter of 2017.

•	Revenues in the APAC region were $12.9 million for the fourth quarter of 2018, down 12% from revenues of $14.6 million in the fourth quarter of 2017.

Net profit on a GAAP basis for the fourth quarter of 2018 was $7.9 million or $0.16 per diluted share, compared with net income of $2.1 million or $0.05 per diluted share for the fourth quarter of 2017.

Non-GAAP net income for the fourth quarter of 2018 was $11.4 million or $0.24 per diluted share, compared with non- GAAP net income of $3.9 million or $0.09 per diluted share for the fourth quarter of 2017.

Financial Highlights for the Full Year of 2018

Revenues for the full year of 2018 totaled $234.4 million, up 11% from revenues of $211.4 million for the full year of 2017:

•	Revenues in the Americas region were $102.5 million for the full year of 2018, up 5% from revenues of $97.9 in the full year of 2017.

•	Revenues in the EMEA region were $75.8 million for the full year of 2018, up 34% from revenues of $56.6 in the full year of 2017.

•	Revenues in the APAC region were $56.2 million for the full year of 2018, down 1% from revenues of $56.9 in the full year of 2017.

Net profit on a GAAP basis for the full year of 2018 was $11.7 million or $0.25 per share, compared with net loss of ($7.5) million or ($0.17) per diluted share for the full year of 2017.

Non-GAAP net income for the full year of 2017 was $26.0 million or $0.55 per diluted share, compared with non-GAAP net income of $7.6 million or $0.17 per diluted share for the full year of 2017.

Non-GAAP results are calculated excluding the impact of stock-based compensation, exchange rate differences, net on balance sheet items included in financial income, amortization of intangible assets, acquisition costs and litigation costs. A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of December 31, 2018, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $401.1 million, up from $382.2 million as of the end of September 30, 2018 and $344.3 million as of December 31st, 2017. Cash generated from operations in the fourth quarter of 2018 totaled $25.7 million. Cash generated from operations in the full year of 2018 totaled $49.3 million. Cash used for share repurchase in the fourth quarter and full year of 2018 totaled $4.3 million.

Conference Call

Radware management will host a call on Wednesday, February 6, 2019 at 8:30 am ET to discuss its fourth quarter and full year 2018 results and the company’s outlook for the first quarter of 2019.

Participants in the US call: Toll Free 833-241-4257

Participants Internationally call:  +1-647-689-4208

Conference ID: 4794777

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

###

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, operating income, financial income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition costs, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Furthermore, Radware uses a measure called “total deferred revenues” which is defined as the sum of short and long term deferred revenues on the balance sheet and uncollected billed amounts that were offset against trade receivables, and are not presented on the balance sheet. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2019 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31,	December 31,
	2018	2017
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	45,203	65,237
Available-for-sale marketable securities	15,742	42,573
Short-term bank deposits	255,454	93,151
Trade receivables, net	17,166	16,150
Other receivables and prepaid expenses	6,667	12,252
Inventories	18,401	18,772
	358,633	248,135

Long-term investments
Available-for-sale marketable securities	84,669	54,427
Long-term bank deposits	0	88,911
Severance pay funds	2,973	3,251
	87,642	146,589

Property and equipment, net	23,677	23,642
Intangible assets, net	9,467	10,415
Other long-term assets	20,724	8,133
Goodwill	32,174	32,174
Total assets	532,317	469,088

Liabilities and shareholders' equity

Current Liabilities
Trade payables	4,483	5,367
Deferred revenues	83,955	69,829
Other payables and accrued expenses	29,918	32,174
	118,356	107,370

Long-term liabilities
Deferred revenues	43,796	43,482
Other long-term liabilities	6,208	2,880
	50,004	46,362

Shareholders' equity
Share capital	693	673
Additional paid-in capital	383,536	349,250
Accumulated other comprehensive loss, net of tax	(1,110)	(443)
Treasury stock, at cost	(120,717)	(116,442)
Retained earnings	101,555	82,318
Total shareholders' equity	363,957	315,356

Total liabilities and shareholders' equity	532,317	469,088

Radware Ltd.
Condensed Consolidated Statements of Income (loss)
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	63,817	58,454	234,404	211,369
Cost of revenues	11,117	11,060	41,675	39,616
Gross profit	52,700	47,394	192,729	171,753

Operating expenses, net:
Research and development, net	13,945	15,072	57,674	59,003
Selling and marketing	28,137	29,166	111,386	108,744
General and administrative	4,294	4,265	16,145	17,577
Other income	0	(6,900)	0	(6,900)
Total operating expenses, net	46,376	41,603	185,205	178,424

Operating income (loss)	6,324	5,791	7,524	(6,671)
Financial income, net	2,397	935	7,274	4,830
Income (loss) before taxes on income	8,721	6,726	14,798	(1,841)
Taxes on income	778	4,605	3,063	5,652
Net income (loss)	7,943	2,121	11,735	(7,493)

Basic net income (loss) per share	0.17	0.05	0.26	(0.17)

Weighted average number of shares used to compute basic net earnings (loss) per share	46,357,278	43,859,400	45,289,296	43,475,844

Diluted net earnings (loss) per share	0.16	0.05	0.25	(0.17)

Weighted average number of shares used to compute diluted net earnings (loss) per share	48,279,751	45,728,792	47,691,868	43,475,844

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	52,700	47,394	192,729	171,753
Stock-based compensation	50	60	221	241
Amortization of intangible assets	212	86	866	1,137
Acquisition costs	-	550	-	550
Non-GAAP gross profit	52,962	48,090	193,816	173,681

GAAP research and development, net	13,945	15,072	57,674	59,003
Stock-based compensation	694	984	3,123	3,867
Acquisition costs	20	204	20	204
Non-GAAP Research and development, net	13,231	13,884	54,531	54,932

GAAP selling and marketing	28,137	29,166	111,386	108,744
Stock-based compensation	1,727	1,717	7,071	6,894
Amortization of intangible assets	21	24	82	94
Non-GAAP selling and marketing	26,389	27,425	104,233	101,756

GAAP general and administrative	4,294	4,265	16,145	17,577
Stock-based compensation	775	456	2,087	2,029
Acquisition costs	(222)	-	(222)	340
Litigation costs	202	76	829	2,052
Non-GAAP general and administrative	3,539	3,733	13,451	13,156

GAAP other income	-	(6,900)	-	(6,900)
Court verdict	-	(6,900)	-	(6,900)
Non-GAAP other income	-	-	-	-

GAAP total operating expenses, net	46,376	41,603	185,205	178,424
Stock-based compensation	3,196	3,157	12,281	12,790
Acquisition costs	(202)	204	(202)	544
Amortization of intangible assets	21	24	82	94
Litigation costs	202	76	829	2,052
Court verdict	-	(6,900)	-	(6,900)
Non-GAAP total operating expenses, net	43,159	45,042	172,215	169,844

GAAP operating income (loss)	6,324	5,791	7,524	(6,671)
Stock-based compensation	3,246	3,217	12,502	13,031
Acquisition costs	(202)	754	(202)	1,094
Amortization of intangible assets	233	110	948	1,231
Litigation costs	202	76	829	2,052
Court verdict	-	(6,900)	-	(6,900)
Non-GAAP operating income (loss)	9,803	3,048	21,601	3,837

GAAP financial income, net	2,397	935	7,274	4,830
Exchange rate differences, net on balance sheet items included in financial income, net	(59)	558	196	635
Non-GAAP financial income, net	2,338	1,493	7,470	5,465

GAAP income (loss) before taxes on income	8,721	6,726	14,798	(1,841)
Stock-based compensation	3,246	3,217	12,502	13,031
Acquisition costs	(202)	754	(202)	1,094
Amortization of intangible assets	233	110	948	1,231
Litigation costs	202	76	829	2,052
Court verdict	-	(6,900)	-	(6,900)
Exchange rate differences, net on balance sheet items included in financial income, net	(59)	558	196	635
Non-GAAP income before taxes on income	12,141	4,541	29,071	9,302

GAAP taxes on income	778	4,605	3,063	5,652
Change in the federal rate	-	3,249	-	3,249
Court verdict	-	724	-	724
Non-GAAP taxes on income	778	8,578	3,063	9,625

GAAP net income (loss)	7,943	2,121	11,735	(7,493)
Stock-based compensation	3,246	3,217	12,502	13,031
Acquisition costs	(202)	754	(202)	1,094
Amortization of intangible assets	233	110	948	1,231
Litigation costs	202	76	829	2,052
Exchange rate differences, net on balance sheet items included in financial income, net	(59)	558	196	635
Change in the federal rate	-	3,249	-	3,249
Court verdict	-	(6,176)	-	(6,176)
Non-GAAP net income	11,363	3,909	26,008	7,623

GAAP Net earnings (loss) per diluted share	0.16	0.05	0.25	(0.17)
Stock-based compensation	0.07	0.07	0.26	0.30
Acquisition costs	(0.00)	0.02	(0.00)	0.02
Amortization of intangible assets	0.00	0.00	0.02	0.03
Litigation costs	0.00	0.00	0.02	0.05
Exchange rate differences, net on balance sheet items included in financial income, net	(0.00)	0.01	0.00	0.01
Change in the federal rate	0.00	0.08	0.00	0.07
Court verdict	0.00	(0.14)	0.00	(0.14)
Non-GAAP Net earnings per diluted share	0.24	0.09	0.55	0.17

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	48,279,751	45,728,792	47,691,868	44,756,732

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the year ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	7,943	2,121	11,735	(7,493)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,402	2,567	9,782	11,234
Stock based compensation	3,246	3,217	12,502	13,031
Loss (gain) from sale of available-for-sale marketable securities	0	(18)	0	(18)
Amortization of premium, accretion of discounts and accrued interest on available-for- sale marketable securities, net	513	465	1,395	1,546
Accrued interest on bank deposits	(962)	(586)	(2,391)	226
Increase (decrease) in accrued severance pay, net	189	(430)	323	(210)
Decrease (increase) in trade receivables, net	1,325	(3,836)	(1,169)	3,390
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(1,359)	(8,258)	3,133	(7,879)
Decrease (increase) in inventories	2,062	(48)	371	(1,658)
Increase (decrease) in trade payables	(941)	817	(884)	(734)
Increase in deferred revenues	10,048	11,119	14,440	28,781
Increase (decrease) in other payables and accrued expenses	1,231	826	14	(8,753)
Net cash provided by operating activities	25,697	7,956	49,251	31,463

Cash flows from investing activities:

Purchase of property and equipment	(3,998)	(1,613)	(8,869)	(7,210)
Proceeds from (investment in) other long-term assets, net	0	(18)	40	(6)
Investment in bank deposits, net	(29,935)	0	(71,002)	(37,200)
Proceeds from (investment in) sale, redemption of and purchase of available-for-sale marketable securities ,net	(2,765)	(2,119)	(5,672)	(3,657)
Payment for acquisition of subsidiary, net of cash acquired	0	0	0	(8,269)
Net cash used in investing activities	(36,698)	(3,750)	(85,503)	(56,342)

Cash flows from financing activities:

Proceeds from exercise of stock options	2,223	7,501	21,802	10,890
Repayment of contingent consideration	(1,310)	0	(1,310)	0
Repurchase of shares	(4,274)	0	(4,274)	(413)
Net cash provided by financing activities	(3,361)	7,501	16,218	10,477

Increase (decrease) in cash and cash equivalents	(14,362)	11,707	(20,034)	(14,402)
Cash and cash equivalents at the beginning of the period	59,565	53,530	65,237	79,639
Cash and cash equivalents at the end of the period	45,203	65,237	45,203	65,237